July 8, 2014

VIA EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allison Transmission Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 1-35456

Dear Ms. Blye:

Allison Transmission Holdings, Inc. (the “Company”) hereby advises the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 25, 2014 (the “Staff Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Staff Comment Letter requests that the Company respond within ten (10) business days or advise the Staff when the Company would provide a response. As discussed with Mr. Daniel Leslie, the Company respectfully requests an extension until Friday, July 18, 2014 to respond to the Staff Comment Letter.

Thank you for your consideration of our request. If you have any questions, or if you require additional information, regarding the foregoing, please contact me at (317) 242-7017.

Sincerely,

/s/ Eric C. Scroggins
Eric C. Scroggins
Vice President, General Counsel and Secretary

cc:	Max Webb, Assistant Director, Division of Corporation Finance
David S. Graziosi, Executive Vice President, Chief Financial Officer and Treasurer

Allison Transmission Inc. | One Allison Way | Indianapolis, IN | 46222-3271